Notice to ASX/LSE Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP) 1 October 2024 As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE). Share Plan Account (SPA) Rio Tinto plc ordinary shares of 10p each and Rio Tinto Limited ordinary shares held in a SPA are eligible for a dividend reinvestment whereby cash dividends are used to buy Rio Tinto shares in the market. On 26 September 2024 the following PDMR/KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in the SPA. Security Name of PDMR/KMP Number of Shares Acquired Price per Share GBP Rio Tinto plc shares Stausholm, Jakob 3,252.89012 52.60778 UK Share Plan (UKSP) The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (matching shares). Qualifying UK employees are also awarded Free Shares once a year. Rio Tinto plc shares held in the UKSP are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto plc shares in the market. On 26 September 2024 the following PDMR/KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in the UKSP. Security Name of PDMR/KMP Number of Shares Acquired Price per Share GBP Rio Tinto plc shares Baatar, Bold 27 52.60778 Rio Tinto plc shares Cunningham, Peter 110 52.60778 Rio Tinto plc shares Stausholm, Jakob 22 52.60778 EXHIBIT 99.2

Notice to ASX/LSE 2 / 3

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares. Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge ('matching shares' and 'matching ADRs'), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

Rio Tinto Shares held in myShare are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto shares in the market under the terms of myShare.

On 26 September 2024 the following PDMR/KMP acquired Rio Tinto plc shares by way of reinvestment of dividends received on shares held in myShare.

Security	**Name of PDMR/KMP**	**Number of Shares Acquired**	**Price per Share GBP**
Rio Tinto plc shares	Baatar, Bold	24.56527	52.60778
Rio Tinto plc shares	Cunningham, Peter	29.99417	52.60778
Rio Tinto plc shares	Pécresse, Jérôme	0.69026	52.60778
Rio Tinto plc shares	Stausholm, Jakob	6.5634	52.60778
Rio Tinto plc shares	Trott, Simon	10.9417	52.60778

Rio Tinto plc Dividend Reinvestment Plan

Rio Tinto plc offer a dividend reinvestment plan that gives shareholders the opportunity to use their cash dividends to buy Rio Tinto plc shares in the market.

On 26 September 2024 the following PDMR/KMP acquired Rio Tinto plc shares by way of reinvestment of dividends received on shares held in myShare.

Security	**Name of PDMR/KMP**	**Number of Shares Acquired**	**Price per Share USD**
Rio Tinto plc ADR	Nason, Jennifer	45	70.36

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

Notice to ASX/LSE 3 / 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Wei Wei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Media Relations, US Jesse Riseborough M +1 202 394 9480 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com